July 2011: Second Quarter Review

Positive But Volatile First Half

Investors must have felt they were riding a rollercoaster in the first half of 2011. The stock market's strong first quarter gave way to profit-taking in May before a rebound in the last week of June. The S&P 500 sold off for eight straight weeks, the longest losing stretch since October 2002, after hitting a three-year high in May. Continued worries about the European debt crisis, a sluggish U.S. economy, and a global supply chain disruption from the Japanese tsunami pushed stocks lower by 8% from peak to trough. However, the S&P 500 Index still managed to hold onto a 5.0% price gain for the first six months of the year. Medium-cap growth led the way higher with a 9.1% gain, while growth uniformly outperformed value so far this year. The PC&J Performance Fund gain of 7.7% exceeded our benchmark for the first six months as higher quality stocks continue to separate themselves from the rest of the market.

The  Fed  Remains  Accommodative  Amid  Volatility

The Federal Reserve announced the end of its quantitative easing program at the end of June, but will still be re-investing the interest it receives into continued purchases of U.S. Treasuries. Our economy and the stock market will welcome this continued liquidity as we try to recover from a slowdown in growth since the fourth quarter of 2010. Keep in mind we are in the third year of a stock market recovery, which is notorious for its volatility. However, there are still several factors that could lend support for the market besides the Fed's continued supply of liquidity. Corporate balance sheets are healthy, stock valuations remain attractive, and yields on many dividend paying stocks are higher than what investors can get from bonds. What's more, most economists expect the global economy to grow by more than 4% in both 2011 and 2012.

Sales  and  Earnings  Growth  Remain  Robust

We expect the upcoming second quarter earnings reports to continue to provide support for current stock valuations. In the beginning of this recovery, corporate America relied heavily on cost cutting to show quarterly earnings growth, but this year's revenues are showing some spark. Analysts are looking for second quarter revenue growth of 11% compared to last year. This follows first quarter revenue growth of 9%. Every sector of the S&P 500 Index is expected to show higher revenues in the second quarter, with the best growth rate being energy's 33% and the lowest coming in at 2% for the financial sector. Such robust revenue growth is leading analysts to estimate earnings of about $102/share for the Index, or a P/E ratio of about 13 times earnings. But the question remains if second quarter earnings and management guidance will be enough to entice analysts to keep increasing their earnings estimates through the remainder of the year. The market's volatility makes forecasting especially tricky this year, but since stocks embarked on a new uptrend in June, we may have reason to expect some additional upside in prices.



MARKET  SECTOR  PRICE  CHANGES



                             % 3 Months          %YTD

S&P 500 Index               -0.4%                5.0%
Russell Large Index         -0.4%                5.4%
Russell Mid Index            0.1%                7.3%
Russell Small Index         -1.9%                5.6%
Russell 3000 Index          -0.5%                5.4%




Last  3  Months  and  YEAR-TO-DATE



VALUE        BLEND     GROWTH
-1.1%        -0.4%       0.4%       LARGE
 4.7%         5.4%       6.1%
-1.2%         0.1%       1.4%      MEDIUM
 5.6%         7.3%       9.1%
-3.1%        -1.9%      -0.7%       SMALL
 2.8%         5.6%       8.3%




ECONOMIC  SECTOR  ALLOCATION



Sector                    Fund        S&P 500
Consumer Discretion        17%            10%
Consumer Staple             3%            11%
Energy                      9%            13%

Financial                  11%            15%
Health Care                11%            12%
Industrials                 7%            11%

Information Tech           13%            18%
Materials                   2%             4%
Telecommunications          0%             3%

Utilities                   4%             3%
Sector-Specific ETFs        5%            N/A
Cash                       17%            N/A
Other                       1%            N/A



STOCK  SECTOR  ALLOCATION



VALUE     BLEND     GROWTH
  8%         8%        40%        LARGE

  5%         3%        27%        MEDIUM

  5%         0%         4%        SMALL



Stock allocation by size and price-Growth stocks are higher priced stocks, meaning they have above-average P/E ratios, while value stocks, with their below-average P/E ratios, are lower priced stocks.


TOP  FIVE  NEW  STOCK  HOLDINGS
           ---



                            % of Fund
Mastercard Inc                   2.0%
Coach Inc                        1.4%
Halliburton Company              1.4%
Wisconsin Energy Corp            1.4%
Southern Company                 1.4%



TOP  FIVE  STOCK  HOLDINGS



                                      % of Fund
Illumina Inc                               2.6%
Autozone Inc                               2.5%
Estee Lauder Companies Inc                 2.4%
Ross Stores Inc                            2.3%
International Business Machines            2.2%



Investment objectives, risks, expenses, and other information about the Fund are contained in the prospectus. You may obtain a copy by calling 888.223.0600.
Please  review  it  carefully  before  investing.